

April 25, 2013

<u>Via E-mail</u>
Zhang Hui
Chief Executive Officer
Tsingda eEDU Corporation
c/o No. 0620, Yongleyingshiwenhuanan Rd.
Yongledian Town, Tongzhou District
Beijing
People's Republic of China

> **Re:** **Tsingda eEDU Corporation**
> **Schedule 13E-3 filed by Tsingda eEDU Corporation, et al.**
> **Filed January 24, 2013**
> **File No. 005-85496**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 000-52347**

Dear Mr. Hui:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Celeste M. Murphy for

                        Larry Spirgel
                        Assistant Director